UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

CONTENT

Management Change of the Company

Ms. Vicky, Wei Zhang (“Ms. Zhang”), current Chief Financial Officer of Adlai Nortye Ltd. (the “Company”), has tendered her resignation as chief financial officer of the Company with effect from December 31, 2024, as a result of personal career development. The Company will retain Ms. Zhang as a consultant to the Company. Ms. Zhang is committed to ensuring a smooth transition and will continue to provide support and advice to the Company.

The Board would like to take this opportunity to express its sincere gratitude to Ms. Zhang for her valuable contributions to the Company during her tenure of service. The resignation of Ms. Zhang has no impact on the operations of the Company, including finance, investor relations, and public relations, and the Company continues to conduct its operations as usual. Ms. Zhang has confirmed that she has no dispute or disagreement with the Company on any matter relating to the Company’s operations, policies, or practices and there are no matters in relation to her resignation that need to be brought to the attention of the shareholders of the Company.

In connection with Ms. Zhang’s departure, the board of directors of the Company has appointed Dr. Alex, Xiaofeng Ye (“Dr. Ye”), currently Vice President of Business Development & Commercialization Strategy of the Company, as the interim Chief Financial Officer of the Company, with effect on and from January 1, 2025 and until the effectiveness of the appointment of a new chief financial officer. The Company will commence a search process for the position of Chief Financial Officer of the Company.

Dr. Alex Ye serves as the Vice President of Business Development & Commercialization Strategy, bringing over 15 years of expertise in business development, sales, marketing, and commercialization within the biopharmaceutical industry. In his previous role, Dr. Ye was the Vice President of Business Development at inVentiv Health (now Syneos Health), a leading global biopharma solutions provider. During his tenure, he played a key role in the successful commercial launches of branded pharmaceutical products across the U.S. and European markets. Additionally, Dr. Ye demonstrated leadership in the Asia-Pacific region by managing commercial business units and establishing medical education teams for multinational pharmaceutical companies in China. Before his work at inVentiv Health, Dr. Ye served as Regional Sales Manager at GenScript in New Jersey, followed by his role as Business Development Director at Patheon (now part of Thermo Fisher Scientific), a global leader in biologics CDMO services.

Dr. Ye holds a Bachelor of Science and a Master of Science from Xiamen University and earned his Ph.D. at the University of Texas MD Anderson Cancer Center. His career reflects a strong combination of scientific knowledge and strategic business leadership in the global pharmaceutical landscape.

Dr. Ye does not have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Dr. Ye does not have any family relationship with any directors or executive officers of the Company.

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

By :	/s/ Yang Lu
Name:	Yang Lu
Title :	Chief Executive Officer and Chairman of Board of Directors

Date: December 31, 2024

2